
Mail Stop 3720

December 16, 2008

Mr. Anastasios Kyriakides
Chief Executive Officer
Interlink Global Corporation
1100 NW 163 Drive
Miami, Florida 33169

> **Re:** **Interlink Global Corporation**
> **Item 4.01 Form 8-K**
> **Filed: December 11, 2008**
> **File No. 33-20033-D**

Dear Mr. Kyriakides:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 8-K
Item 4.01

1.   Please clarify whether your former accountant resigned, declined to stand for re-election or was dismissed, and the date. The disclosure should also indicate whether the board of directors recommended or approved the decision to change accountants.

2.   Please revise the discussion in the first paragraph under Item 4.01 to cover the interim period from the date of the last audited financial statements to September 12, 2008, the date of dismissal, resignation or declination. See Item 304(a)(1)(iv) of Regulation S-K.

3.   Provide an updated letter from the former accountant addressing the revised disclosures in the amendment.

*   *   *   *

As appropriate, please file your supplemental response via EDGAR within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Joseph M. Kempf, Senior Staff Accountant, (202) 551-3352.

Sincerely,

Robert Littlepage
Accountant Branch Chief